UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[               ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

In the Matter of

RCG ETFs, Inc.

Ruane, Cunniff & Goldfarb L.P.

9 West 57th Street, Suite 5000

New York, New York 10019

Foreside Financial Services, LLC

Three Canal Plaza, Suite 1000

Portland, ME 04101

Please send all communications regarding the application to:

John B. Harris
Ruane, Cunniff & Goldfarb L.P.
9 West 57th Street, Suite 5000
New York, New York 10019

with a copy to:

Paul M. Miller, Esq.
Seward & Kissel LLP
901 K Street, NW
Washington, DC 20001

Mark Fairbanks

Foreside Financial Services, LLC

Three Canal Plaza, Suite 1000

Portland, ME 04101

Page 1 of 9 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on September 13, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of
RCG ETFs, Inc. Ruane, Cunniff & Goldfarb L.P. Foreside Financial Services, LLC	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.
File No. 812-[ ]

I.	SUMMARY OF APPLICATION

In this application, RCG ETFs, Inc. (“Corporation”), Ruane, Cunniff & Goldfarb L.P. (“Adviser”) and Foreside Financial Services, LLC (the “Distributor” and, together with the Corporation and the Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as such order may be amended from time to time (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Corporation listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity, along with the Adviser, included in the term “Adviser”), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order

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1 Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order) and Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 34171 (January 12, 2021) (notice) and 34192 (February 9, 2021) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the 1940 Act.

II.	APPLICANTS
A.	The Corporation

The Corporation is a corporation organized under the laws of the State of Maryland. The Corporation currently consists of one series, and may consist of one or more additional series operating as a Fund. The Corporation is registered with the Commission as an open-end management investment company under the 1940 Act.

B.	The Adviser

The Adviser is a Delaware limited partnership with its principal place of business in New York, New York. The Adviser is, and any other adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to the approval by the Funds’ board of directors, the Adviser expects to serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Corporation expects to enter into a distribution agreement with the Distributor. The Distributor, a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

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2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order that are incorporated by reference herein.

3 The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John B. Harris, President and Chief Executive Officer of RCG ETFs, Inc., is authorized to sign on behalf of RCG ETFs, Inc. pursuant to the following resolutions adopted by the board of RCG ETFs, Inc. on August 31, 2021.

RESOLVED, that the officers of the RCG ETFs, Inc. (the “Corporation”) be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and that grants pursuant to Sections 6(c) and 17(b) of the 1940 Act an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and be it further

RESOLVED, that the officers of the Corporation, with the assistance of Corporation counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and be it further

RESOLVED, that such applications shall be executed by or on behalf of the Corporation by one or more of its officers, and that the proper officers of the

Corporation, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

John B. Harris, Managing Director of Ruane, Cunniff & Goldfarb L.P., is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Managing Director.

Mark Fairbanks, Vice President of Foreside Financial Services, LLC, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President.

In accordance with rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this application.

RCG ETFs, Inc.

By:	/s/ John B. Harris
Name:	John B. Harris
Title:	President and Chief Executive Officer

Ruane, Cunniff & Goldfarb L.P.

By:	/s/ John B. Harris
Name:	John B. Harris
Title:	Managing Director

Foreside Financial Services, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	Vice President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, RCG ETFs, Inc.; that he is the President and Chief Executive Officer of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 13th day of September, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RCG ETFs, Inc.

By:	/s/ John B. Harris Name: John B. Harris Title: President and Chief Executive Officer

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Ruane, Cunniff & Goldfarb L.P.; that he is Managing Director of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 13th day of September, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ruane, Cunniff & Goldfarb L.P.

By:	/s/ John B. Harris Name: John B. Harris Title: Managing Director

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Foreside Financial Services, LLC; that he is a Vice President of such entity; and that all actions taken by the managing member or other persons necessary to authorize deponent to execute and file such instrument this 10th day of September, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Financial Services, LLC

By:	/s/ Mark Fairbanks Name: Mark Fairbanks Title: Vice President

APPENDIX A

Initial Fund

RCG ETF

The Fund seeks long-term growth of capital. In pursuing this objective, the Fund focuses on investing in equity securities that it believes are undervalued at the time of purchase and have the potential for growth. A guiding principle is the consideration of equity securities, such as common stock, as units of ownership of a business and the purchase of them when the price appears low in relation to the value of the total enterprise.